

DIVISION OF
CORPORATION FINANCE

September 5, 2012

Via E-mail
Richard A. Smith
Chairman of the Board of Directors, President and Chief Executive Officer
Domus Holdings Corp.
One Campus Drive
Parsippany, New Jersey 07054

> **Re:** **Domus Holdings Corp.**
> **Amendment No. 2 to Registration Statement on**
> **Form S-1**
> **Filed August 17, 2012**
> **File No. 333-181988**

Dear Mr. Smith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Financial Information, page 55

1. We note your response to comment 4 and continue to question the appropriateness of this adjustment. Management's intention/expectation to set aside a portion of the proceeds to redeem the 12.375% Senior Subordinated Notes in April 2013 does not appear factually supportable pursuant to Rule 11-02(b)(6) of Regulation S-X. Please provide us with more details regarding how you intend to "set aside" the proceeds, or remove the adjustment and only disclose your future intention of redemption in the notes to your unaudited pro forma financial information.

2.	We note your response to comment 5 and your disclosure which indicates that you have not given pro forma effect to the payment of accrued and unpaid interest, redemption premiums and other fees and expenses to be paid in connection with indebtedness repayments. Tell us your basis for excluding these payments from the pro forma balance sheet and tell us the amount of the expected payments. Also, tell us your basis for not reflecting the impact of the termination of the management agreement with Apollo in your pro forma statements.

3.	We note your response to comment 6. It appears you have the ability to redeem such interests, however your assumption of holders' intentions to convert the Convertible Notes does not appear to be factually supportable pursuant to Rule 11-02(b)(6) of Regulation S-X. Please address the following below:

   a. Provide the details surrounding the conversion agreements in place regarding the $1,644 million held by both Apollo and Paulson, as well as the additional $342 million held by those intending to convert. Address agreements with each holder separately. It appears that your pro forma adjustments rely upon management's expectations of conversion, rather than factually supportable evidence. In this regard, we note disclosure on page 174 that references agreements with Apollo, Paulson, and others; however, it does not indicate that these agreements have been entered into or whether they are/will be written agreements.

   b. Since your assumption of the conversion of the remaining $124 million of Convertible Notes is based on your assertion that such holders have an economic benefit to convert, the conversion of these notes does not appear factually supportable. Please remove this adjustment or advise us further.

Key Drivers of Our Business, page 71

4.	For your Company Owned Real Estate Brokerage Services, please tell us if you evaluate the average commission rate or the gross commission income per side after reducing such figures by the average commission paid to your independent agents.

Utilize Cash Flow from Operations to further reduce indebtedness, page 124

5.	We note your response to comment 12. Please explain to us how you determined that you would have sufficient net unrealized built-in gain to minimize any possibility of an "ownership change." Considering your level of losses on both an actual and pro forma basis, please revise to quantify the net cash impact of the elimination of certain NOLs for state tax purposes. Also, please revise here and where appropriate to clarify that you might not earn enough taxable income in order to fully utilize your current NOLs. Alternatively, if you believe that you will be able to fully utilize your NOLs, please revise to provide the reasonable basis for such belief.

Consolidated Financial Statements for the years ended December 31, 2011, 2010, and 2009

Notes to Consolidated Financial Statements, page F-43

2. Summary of Significant Accounting Policies, page F-44

Impairment of Goodwill, Intangible Assets, and Other Long-Lived Assets, page F-48

6.   We note your response to comment 14 and we continue to consider your analysis. Please tell us how you have separately identified cash flows that pertain to the value the Real Estate Brokerage Services franchise agreement with NRT and those specifically related to your franchised trademarks, including the trademarks used by NRT. Please clarify why you believe that you have not double counted revenue streams in your valuations; tell us why you believe that the value of the trademark does not already reflect the value of the right to franchise the trademark.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or me, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or Duc Dang, Attorney-Advisor, at (202) 551-3386 with any other questions.

                                        Sincerely,

                                        /s/ Jessica Barberich

                                        Jessica Barberich
                                        Assistant Chief Accountant